JSI TRANSACTION ADVISORS, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2015

	Paid in Capital	Retained Earnings	Total
Balance, December 31, 2014	$ 31,492	$ 127,674	$ 159,166
Net income		161,815	161,815
Distributions to member		(200,000)	(200,000)
Balance, December 31, 2015	$ 31,492	$ 89,489	$ 120,981

See accompanying notes.